UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

AirNet Technology Inc.
(Name of Issuer)

Ordinary Shares, par value $0.04 per share
(Title of Class of Securities)

00941Q203**
(CUSIP Number)

Herman Man Guo

Wealthy Environment Limited

Dan Shao

Global Earning Pacific Limited

Qing Xu

Mambo Fiesta Limited

c/o AirNet Technology Inc. Suite 301 No. 26 Dongzhimenwai Street Chaoyang District, Beijing 100027 The People’s Republic of China Phone: +86 10 8460 8818
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 21, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	This Amendment No. 15 to statement on Schedule 13D (this “Amendment No. 15”) amends and supplements the statement on Schedule 13D filed on behalf of each of Herman Man Guo, Wealthy Environment Limited, Dan Shao, Global Earning Pacific Limited, James Zhonghua Feng, Ample Business International Ltd., Qing Xu and Mambo Fiesta Limited with the Securities and Exchange Commission (the “ SEC ”) on June 29, 2015, as amended (the “ Original Schedule 13D ” and, together with this Amendment No. 15, the “ Schedule 13D ”), with respect to the ordinary shares, par value $0.04 per share, of AirNet Technology Inc., a Cayman Islands company.

Capitalized terms used but not defined in this Amendment No. 15 shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specified herein, this Amendment No. 15 does not modify any of the information previously reported on the Original Schedule 13D.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares of the issuer, evidenced by American Depositary Receipts, each representing one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00941Q203	Page	2	of	11	Pages

1	NAMES OF REPORTING PERSONS Herman Man Guo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 603,896 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 603,896 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 603,896 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	00941Q203	Page	3	of	11	Pages

1	NAMES OF REPORTING PERSONS Wealthy Environment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 523,896 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 523,896 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 523,896 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	00941Q203	Page	4	of	11	Pages

1	NAMES OF REPORTING PERSONS Dan Shao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 514,605 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 514,605 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514,605 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	00941Q203	Page	5	of	11	Pages

1	NAMES OF REPORTING PERSONS Global Earning Pacific Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

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1	NAMES OF REPORTING PERSONS Qing Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,500 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 87,500 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,500 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	00941Q203	Page	7	of	11	Pages

1	NAMES OF REPORTING PERSONS Mambo Fiesta Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	00941Q203	Page	8	of	11	Pages

EXPLANATORY NOTE

Item 1. Security and Issuer.

This Amendment No. 15 relates to the ordinary shares, par value $0.04 per share (the “Shares”), of AirNet Technology Inc., a Cayman Islands company (the “Company”) whose principal executive offices are located at Suite 301, No. 26 Dongzhimenwai Street, Chaoyang District, Beijing 100027, the People’s Republic of China.

American depositary shares of the Company (the “ADSs” and each an “ADS”), each representing one Share of the Company, are listed on the Nasdaq Capital Market under the symbol “ANTE.”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On June 21, 2023, the Company entered into a termination agreement (the “Termination Agreement”) with Unistar Group Holdings Ltd. (“Unistar Group”), Northern Shore Group Limited (“Northern Shore”), Mr. Herman Man Guo, chairman of the Company, and Mrs. Dan Shao, chief executive officer of the Company to terminate the investment agreement (the “Investment Agreement”) entered into among the parties on April 6, 2022 and the transactions contemplated thereunder. Pursuant to the Termination Agreement, the Company shall repurchase 3,432,345 Shares and 1,016,502 Shares from Unistar Group and Northern Shore at par, respectively, being all the shares issued by the Company under the Investment Agreement following and as a result of the 40-1 share consolidation effective on December 9, 2022 (the “Share Consolidation”). The Termination Agreement further provides that, the warrant agreement dated as of April 7, 2022 with each of Unistar Group and Northern Shore entitling them to subscribe from the Company for up to an aggregate of 2,945,137 Shares (or 117,805,476 shares of the Company prior to the Share Consolidation) shall be terminated and cancelled in full and rendered null and void.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

By virtue of their actions in respect of the Proposed Transaction as defined in the Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each of the Reporting Persons may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole. Except as otherwise disclosed herein, each Reporting Person expressly disclaims any beneficial ownership of the Shares beneficially owned by each other Reporting Person.

The 603,896 Shares beneficially owned by Mr. Guo comprise (i) 402,650 Shares beneficially owned by Wealthy Environment Limited, a British Virgin Islands company solely owned and controlled by Mr. Guo, (ii) 121,246 Shares represented by ADSs held by Wealthy Environment Limited, (iii) 50,000 Shares represented by ADSs held by Mr. Guo, and (iv) 30,000 Shares that Mr. Guo has the right to acquire upon exercise of options within 60 days after June 21, 2023. Mr. Guo is married to Ms. Shao. Mr. Guo disclaims beneficial ownership of the Shares held by Ms. Shao or Global Earning.

The 514,605 Shares beneficially owned by Ms. Shao comprise (i) 500,000 Shares beneficially owned by Global Earning Pacific Limited, a British Virgin Islands company solely owned and controlled by Ms. Shao and (ii) 14,605 Shares represented by ADSs that Ms. Shao purchased in one or more open-market transactions. Ms. Shao is married to Mr. Guo. Ms. Shao disclaims beneficial ownership of the Shares held by Mr. Guo or Wealthy Environment Limited.

The 87,500 Shares beneficially owned by Mr. Xu comprise (i) 25,000 Shares directly held by Mambo Fiesta Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xu, and (ii) 15,000 Shares represented by ADSs held by Mr. Xu, and (iii) 47,500 Shares that Mr. Xu has the right to acquire upon exercise of options within 60 days after June 21, 2023.

CUSIP No.	00941Q203	Page	9	of	11	Pages

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 4,474,840 Shares outstanding (excluding 24,818 Shares and Shares represented by ADSs reserved for settlement upon exercise of our incentive share awards) as of June 21, 2023.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which it may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Shares during the past 60 days.

Except as disclosed in this statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A*	Joint Filing Agreement, dated October 9, 2015, by and between Mr. Herman Man Guo, Wealthy Environment Limited, Ms. Dan Shao, Global Earning Pacific Limited, Mr. Qing Xu and Mambo Fiesta Limited
B*	Proposal Letter dated June 19, 2015 from Mr. Herman Man Guo, on behalf of himself and the management of the Company, to the board of directors of the Company
C*	Consortium Agreement, dated June 29, 2015, by and between Mr. Herman Man Guo, Mr. James Zhonghua Feng and Mr. Qing Xu
D*	Withdrawal Notice, dated September 18, 2015, executed by Mr. James Zhonghua Feng and acknowledged and agreed by Messrs. Herman Man Guo and Qing Xu
E*	Amended and Restated Consortium Agreement, dated September 18, 2015, by and between Mr. Herman Man Guo and Mr. Qing Xu
F*	Agreement and Plan of Merger, dated September 29, 2015, among AirMedia Holdings Ltd., AirMedia Merger Company Limited, and the Company (incorporated herein by reference to Exhibit 99.1 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on September 29, 2015)
G*	Rollover Agreement, dated September 29, 2015, among AirMedia Holdings Ltd., Wealthy Environment Limited, Ms. Dan Shao, Global Earning Pacific Limited, Mr. Qing Xu and Mambo Fiesta Limited

CUSIP No.	00941Q203	Page	10	of	11	Pages

H*	Voting Agreement, dated September 29, 2015, among AirMedia Holdings Ltd., Mr. Herman Man Guo, Wealthy Environment Limited, Ms. Dan Shao, Global Earning Pacific Limited, Mr. Qing Xu and Mambo Fiesta Limited
I*	Debt Commitment Letter issued by China Merchants Bank Co., Ltd., New York Branch to AirMedia Holdings Ltd. and AirMedia Merger Company Limited, dated as of July 31, 2017
J*	Limited Guarantee by Mr. Herman Man Guo, Wealthy Environment Limited, Ms. Dan Shao and Global Earning Pacific Limited in favor of the Company, dated as of September 29, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on September 29, 2015)
K*	Amendment No. 1 to the Agreement and Plan of Merger, dated June 27, 2016, by and among the Company, AirMedia Holdings Ltd. and AirMedia Merger Company Limited (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 27, 2016)
L*	Amendment No. 2 to the Agreement and Plan of Merger, dated December 19, 2016, by and among the Company, AirMedia Holdings Ltd. and AirMedia Merger Company Limited
M*	Amendment No. 3 to the Agreement and Plan of Merger, dated June 26, 2017, by and among the Company, AirMedia Holdings Ltd. and AirMedia Merger Company Limited
N*	Amendment No. 4 to the Agreement and Plan of Merger, dated July 31, 2017, by and among the Company, AirMedia Holdings Ltd. and AirMedia Merger Company Limited (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 31, 2017)
O*	Amendment to the Limited Guarantee, dated July 31, 2017, by Mr. Herman Man Guo, Wealthy Environment Limited, Ms. Dan Shao and Global Earning Pacific Limited in favor of the Company (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 31, 2017)
P*	Amendment No. 5 to the Agreement and Plan of Merger, dated October 31, 2017, by and among the Company, AirMedia Holdings Ltd. and AirMedia Merger Company Limited (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on October 31, 2017)
Q*	Multi-Parties Agreement, dated as of October 31, 2017, by and among the Company, AirMedia Holdings Ltd., AirMedia Merger Company Limited, AirMedia Technology (Beijing) Co., Ltd., Mr. Herman Man Guo and Ms. Dan Shao (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on October 31, 2017)
R*	Termination Agreement, dated as of December 27, 2017, by and among the Company, AirMedia Holdings Ltd. and AirMedia Merger Company Limited (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on December 28, 2017)
S*	Investment Agreement dated as of December 30, 2020 by and among the Company, Mr. Herman Man Guo and Unistar Group Holdings Ltd. (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on January 4, 2021)
T*	Investment Agreement dated as of February 4, 2021 by and among the Company, Mr. Herman Man Guo and Northern Shore Group Ltd. (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on February 5, 2021)
U*	Investment Agreement dated as of April 6, 2022 by and among the Company, Mr. Herman Man Guo, Mrs. Dan Shao and Unistar Group Holdings Ltd. (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 6, 2022)
V*	Warrant Agreement dated as of April 6, 2022 by and among the Company and Unistar Group Holdings Ltd. (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 6, 2022)
W*	Warrant Agreement dated as of April 6, 2022 by and among the Company and Northern Shore Group Limited (incorporated herein by reference to Exhibit 99.4 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 6, 2022)
X*	Termination Agreement dated as of June 21, 2023 by and among the Company, Mr. Herman Man Guo, Mrs. Dan Shao, Unistar Group Holdings Ltd. and Northern Shore Group Limited (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 26, 2023)

*       Previously filed

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2023

/s/ Herman Man Guo
Herman Man Guo

Wealthy Environment Limited

By:	/s/ Herman Man Guo
Name:	Herman Man Guo
Title:	Director

/s/ Dan Shao
Dan Shao

Global Earning Pacific Limited

By:	/s/ Dan Shao
Name:	Dan Shao
Title:	Director

/s/ Qing Xu
Qing Xu

Mambo Fiesta Limited

By:	/s/ Qing Xu
Name:	Qing Xu
Title:	Director